SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                            Essex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    297025108
                     --------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 August 14, 1997
             -------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

         AF;OO;WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,257,541
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,257,541
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,257,541
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     BD-PN-IA
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF;OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,257,541
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,257,541
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,257,541
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC-PN

--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Advisors, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,107,621
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,107,621
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,107,621
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          2,107,621
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    2,107,621
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,107,621
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          28,396
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    28,396
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     28,396
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bridge Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          17,110
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    17,110
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     17,110
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Performance Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          45,506
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    45,506
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     45,506
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            ESSEX INTERNATIONAL INC.

          GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Performance Corp. ("Performance"), Goldman, Sachs & Co. ("GS") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS, GS Advisors, Performance and the Limited Partnerships, the "Filing Persons")1 hereby amend the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by the Filing Persons with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Essex International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

          The principal executive offices of the Company are located at 1601 Wall Street, Fort Wayne, Indiana 46802.

          Item 2 is hereby amended as follows:

Item 2.   Identity and Background.

          As of August 12, 1997, GS and GS Group may be deemed to beneficially own 2,153,127 shares of Common Stock through the Limited Partnerships. In addition, as of August 12, 1997, GS and GS Group may be deemed to beneficially own 104,414 shares of Common Stock held in client accounts with respect to which GS or employees of GS have voting or investment discretion, or both ("Managed Accounts"). GS and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group or its affiliates and (ii) held in Managed Accounts.

          The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of Performance are set forth on Schedule II-B hereto and are incorporated herein by reference.

          Item 3 is hereby amended as follows:

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 3.   Source and Amount of Funds or Other Consideration

          See Schedule IV hereto for transactions in the Common Stock which have been effected during the period from June 13, 1997 through August 12, 1997, all of which were effected in the ordinary course of business of GS. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $5,263,793.10. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. Funds for the purchase of shares of Common Stock in ordinary course trading activity came from the working capital of GS.

          Item 4 is hereby amended as follows:

Item 4.   Purpose of the Transaction.

          In connection with the registration statement (the "Registration Statement") on Form S-1 under the Securities Act of 1933, as amended, filed by the Company with the Securities and Exchange Commission on August 14, 1997 with respect to a contemplated offering (the "Offering") by certain stockholders of the Company of up to 4,800,989 shares of Common Stock, the Limited Partnerships consented to the inclusion of their names in the Registration Statement in connection with the potential sale by them of up to 2,153,127 shares of Common Stock pursuant to the contemplated Offering. GS has waived, solely in connection with the potential sale of such shares pursuant to the contemplated Offering, the prohibition against sales and dispositions of the 2,153,127 shares of Common Stock held by the Limited Partnerships contained in the Underwriting Agreements. It is currently expected that the Underwriters of the IPO, including GS, would act as underwriters with respect to the contemplated Offering.

          Item 5 is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) As of August 12, 1997, GS Capital beneficially owned, and GS Advisors may be deemed to beneficially own, an aggregate of 2,107,621 shares of Common Stock, representing approximately 7.3% of the shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Company's 10-Q")).

          As of August 12, 1997, Stone Street beneficially owned an aggregate of 28,396 shares of Common Stock representing approximately 0.1% of the shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in the Company's 10-Q).

          As of August 12, 1997, Bridge Street beneficially owned an aggregate of 17,110 shares of Common Stock, representing approximately 0.1% of the shares of

Common Stock reported to be outstanding as of June 30, 1997 (as reported in the Company's 10-Q).

          As of August 12, 1997, Performance may be deemed to beneficially own an aggregate of 45,506 shares of Common Stock, which are beneficially owned by Stone Street and Bridge Street as described above, representing approximately 0.2% of the shares of Common Stock reported to be outstanding as of June 30, 1997 (as reported in the Company's 10-Q).

          As of August 12, 1997, GS and GS Group may be deemed to beneficially own an aggregate of 2,257,541 shares of Common Stock, including (i) the 2,153,127 shares of Common Stock beneficially owned by the Limited Partnerships described above and (ii) the 104,414 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 7.8% of the Common Stock reported to be outstanding as of June 30, 1997 (as reported in the Company's 10-Q).

          GS Group and GS disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group or its affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto beneficially owns any shares of Common Stock as of August 12, 1997 other than as set forth herein.

          (c) Except as set forth in Schedule IV, no transactions in the Common Stock were effected by the Filing Persons or, to their knowledge, any of the persons listed on Schedules I, II-A or II-B hereto, during the 60-day period from June 13, 1997 through August 12, 1997. Schedule IV sets forth transactions in the Common Stock which have been effected by GS during the period from June 13, 1997 through August 12, 1997. The purchases by GS set forth on Schedule IV were made in the ordinary course of business. All of these transactions were effected in either the over-the-counter market, the New York Stock Exchange or the Midwest Stock Exchange. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $5,263,793.10.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  August 19, 1997
                                        GOLDMAN, SACHS & CO.

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Managing Director

                                        THE GOLDMAN SACHS GROUP, L.P.
                                        By:    The Goldman Sachs Corporation,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Executive Vice President

                                        GS ADVISORS, L.P.
                                        By:    GS Advisors, Inc.,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: President

                                        GS CAPITAL PARTNERS, L.P.
                                        By:    GS Advisors, L.P.,
                                               its general partner
                                        By:    GS Advisors, Inc.,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: President

                                        STONE STREET FUND 1992, L.P.
                                        By:    Stone Street Performance Corp.,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman

                                        Title: Vice President
                                        BRIDGE STREET FUND 1992, L.P.
                                        By:    Stone Street Performance Corp.,
                                               its managing general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        STONE STREET PERFORMANCE CORP.

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                  SCHEDULE II-B

          The name, position and present principal occupation of each director and executive officer of Stone Street Performance Corp., the sole general partner of Stone Street Fund 1992, L.P. and the sole managing general partner of Bridge Street Fund 1992, L.P., are set forth below.

          The business address for each of the executive officers and directors listed below is 85 Broad Street, New York, New York 10004.

          All executive officers and directors listed below are United States citizens.

Name                               Position                         Present Principal Occupation
---------------------------------- -------------------------------- ------------------------------------------
Richard A. Friedman                Director/Vice President          Managing Director of Goldman,
                                                                    Sachs & Co.
Avi M. Nash                        Director/Vice President          Managing Director of Goldman,
                                                                    Sachs & Co.
Jeffrey B. Goldenberg              Director/Vice President          Managing Director of Goldman,
                                                                    Sachs & Co.
William J. McMahon                 Director/Vice President          Vice President of Goldman, Sachs
                                                                    & Co.
Dinakar Singh                      Director/Vice President          Vice President of Goldman, Sachs
                                                                    & Co.
Jonathan L. Kolatch                Director/Vice President          Managing Director of Goldman,
                                                                    Sachs & Co.
Sanjeev K. Mehra                   Director/Vice President          Managing Director of Goldman,
                                                                    Sachs & Co.
Eric M. Mindich                    Director/Vice President/         Managing Director of Goldman,
                                   Treasurer                        Sachs & Co.
Peter G. Sachs                     Director/Vice President          Limited Partner of The Goldman
                                                                    Sachs Group, L.P.
Glenn R. Fuhrman                   Director/Vice President          Vice President of Goldman, Sachs
                                                                    & Co.
Peter M. Sacerdote                 Director/Chairman/C.E.O./        Limited Partner of The Goldman
                                   President                        Sachs Group, L.P.
David J. Greenwald                 Vice President                   Vice President of Goldman, Sachs
                                                                    & Co.
Carla H. Skodinski                 Vice President/Secretary         Vice President of Goldman, Sachs
                                                                    & Co.
Esta E. Stecher                    Vice President                   Managing Director of Goldman,
                                                                    Sachs & Co.
Richard A. Yacenda                 Vice President                   Vice President of Goldman, Sachs
                                                                    & Co.
C. Douglas Fuge                    Assistant Treasurer              Managing Director of Goldman,
                                                                    Sachs & Co.

                                                       SCHEDULE IV
                                                Essex International Inc.
                                                   Cusip No. 297025108


PURCHASED           SOLD              PRICE            TRADE DATE     SETTLEMENT DATE
---------         ------             -------           ----------     ---------------
 10,000                               26.375           16-Jun-97          19-Jun-97
                   2,000              26.375           17-Jun-97          20-Jun-97
                   8,000                  26           17-Jun-97          20-Jun-97
  6,900                               27.375            3-Jul-97           9-Jul-97
                   2,300             27.3125            3-Jul-97           9-Jul-97
                   4,600              27.125            3-Jul-97           9-Jul-97
 35,000                                 27.5           24-Jul-97          29-Jul-97
                  10,000                27.5           24-Jul-97          29-Jul-97
                  12,500               31.25           25-Jul-97          30-Jul-97
                   2,000               31.25           25-Jul-97          30-Jul-97
                   5,000                  31           25-Jul-97          30-Jul-97
                   5,500                  31           25-Jul-97          30-Jul-97
  4,900                                34.75           28-Jul-97          31-Jul-97
                   4,900                34.5           28-Jul-97          31-Jul-97
  2,800                                   28           30-Jun-97           3-Jul-97
                   2,800              27.875           30-Jun-97           3-Jul-97
 10,000                                 27.5           24-Jul-97          29-Jul-97
                  10,000               27.25           24-Jul-97          29-Jul-97
  1,000                                27.25           26-Jun-97           1-Jul-97
                   1,000               27.25           17-Jul-97          22-Jul-97
                   2,000               27.25           17-Jul-97          22-Jul-97
    917                                27.25           26-Jun-97           1-Jul-97
    459                                27.25           26-Jun-97           1-Jul-97
    459                                27.25           26-Jun-97           1-Jul-97
    363                                 34.5            4-Aug-97           7-Aug-97
    459                                27.25           26-Jun-97           1-Jul-97
    363                                 34.5            4-Aug-97           7-Aug-97
    144                                 34.5            4-Aug-97           7-Aug-97
  2,000                                27.25           24-Jul-97          29-Jul-97
                   2,000               33.75           30-Jul-97           4-Aug-97
  1,000                                27.25           24-Jul-97          29-Jul-97
                   1,000               33.75           30-Jul-97           4-Aug-97
  1,000                                27.25           24-Jul-97          29-Jul-97
                   1,000               33.75           30-Jul-97           4-Aug-97
  1,000                                27.25           24-Jul-97          29-Jul-97
                   1,000               33.75           30-Jul-97           4-Aug-97
  1,000                                27.25           24-Jul-97          29-Jul-97
                   1,000               33.75           30-Jul-97           4-Aug-97
  2,000                                27.25           24-Jul-97          29-Jul-97
                   2,000               33.75           30-Jul-97           4-Aug-97
  2,000                                27.25           24-Jul-97          29-Jul-97
                   2,000              34.031           30-Jul-97           4-Aug-97
    300                               34.923            4-Aug-97           7-Aug-97
    400                               34.923            4-Aug-97           7-Aug-97
  1,000                                   33           28-Jul-97          31-Jul-97
    400                               34.923            4-Aug-97           7-Aug-97
                   1,000               27.25            9-Jul-97          14-Jul-97
  2,000                                   33           28-Jul-97          31-Jul-97
  1,500                               34.923            4-Aug-97           7-Aug-97

                                                       SCHEDULE IV
                                                Essex International Inc.
                                                   Cusip No. 297025108


PURCHASED           SOLD              PRICE            TRADE DATE     SETTLEMENT DATE
---------         ------             -------           ----------     ---------------

  1,500                               34.923            4-Aug-97           7-Aug-97
    700                               34.923            4-Aug-97           7-Aug-97
    400                               34.923            4-Aug-97           7-Aug-97
  2,300                               32.375           28-Jul-97          31-Jul-97
    700                                32.25           28-Jul-97          31-Jul-97
  1,500                                   33           28-Jul-97          31-Jul-97
  1,000                                33.25            1-Aug-97           6-Aug-97
  1,700                                   34           28-Jul-97          31-Jul-97
  1,000                                   33           28-Jul-97          31-Jul-97
                   2,000              26.921           15-Jul-97          18-Jul-97
    800                               32.875            1-Aug-97           6-Aug-97
                   1,400              27.818           14-Jul-97          17-Jul-97
                   1,400              27.006           15-Jul-97          18-Jul-97
                   1,000              27.818           14-Jul-97          17-Jul-97
                     800              27.006           15-Jul-97          18-Jul-97
                   2,200              27.818           14-Jul-97          17-Jul-97
                   2,600              27.006           15-Jul-97          18-Jul-97
                     700              27.818           14-Jul-97          17-Jul-97
                     700              27.006           15-Jul-97          18-Jul-97
                   1,800              27.818           14-Jul-97          17-Jul-97
                   1,800              27.006           15-Jul-97          18-Jul-97
                   1,900              27.818           14-Jul-97          17-Jul-97
                   2,000              27.006           15-Jul-97          18-Jul-97
                     800              27.818           14-Jul-97          17-Jul-97
                     700              27.006           15-Jul-97          18-Jul-97
                     900              27.818           14-Jul-97          17-Jul-97
                   1,000              27.006           15-Jul-97          18-Jul-97
                     200              27.818           14-Jul-97          17-Jul-97
                     500              27.006           15-Jul-97          18-Jul-97
                     500              27.818           14-Jul-97          17-Jul-97
                     600              27.006           15-Jul-97          18-Jul-97
                     700              27.818           14-Jul-97          17-Jul-97
                     800              27.006           15-Jul-97          18-Jul-97
   1,000                                26.5           23-Jun-97          26-Jun-97
                    1,000             25.875           22-Jul-97          25-Jul-97
   1,000                               33.75           28-Jul-97          31-Jul-97
   2,400                              33.875           28-Jul-97          31-Jul-97
   1,400                                  34           28-Jul-97          31-Jul-97
   1,000                              34.875           28-Jul-97          31-Jul-97
   3,000                                  35           28-Jul-97          31-Jul-97
     900                               34.75           28-Jul-97          31-Jul-97
   5,300                                  35           28-Jul-97          31-Jul-97
   1,800                               36.25            5-Aug-97           8-Aug-97
   3,200                               36.25            5-Aug-97           8-Aug-97
   1,000                               35.75            5-Aug-97           8-Aug-97
   9,000                              35.875            5-Aug-97           8-Aug-97
   1,500                              35.992            5-Aug-97           8-Aug-97
   3,500                               34.62           28-Jul-97          31-Jul-97
   3,000                              35.992            5-Aug-97           8-Aug-97

                                                       SCHEDULE IV
                                                Essex International Inc.
                                                   Cusip No. 297025108


PURCHASED           SOLD              PRICE            TRADE DATE     SETTLEMENT DATE
---------         ------             -------           ----------     ---------------

   2,000                               35.992            5-Aug-97           8-Aug-97
   3,000                               35.992            5-Aug-97           8-Aug-97
   1,000                                34.62           28-Jul-97          31-Jul-97
   2,000                               35.992            5-Aug-97           8-Aug-97
   1,000                                34.62           28-Jul-97          31-Jul-97
   2,000                               35.992            5-Aug-97           8-Aug-97
   1,000                                34.62           28-Jul-97          31-Jul-97
     300                                33.75           30-Jul-97           4-Aug-97
   1,800                               35.125           29-Jul-97           1-Aug-97
   1,500                                34.62           28-Jul-97          31-Jul-97
   1,000                                34.62           28-Jul-97          31-Jul-97
   1,000                                34.62           28-Jul-97          31-Jul-97
   2,000                                34.62           28-Jul-97          31-Jul-97
   1,000                                34.62           28-Jul-97          31-Jul-97
   2,000                                34.62           28-Jul-97          31-Jul-97
   5,000                                27.25           24-Jul-97          29-Jul-97
   2,000                               27.375           25-Jun-97          30-Jun-97
                    1,800              27.375            9-Jul-97          14-Jul-97
                    1,200               27.25           10-Jul-97          15-Jul-97
                    1,800              27.125           10-Jul-97          15-Jul-97
                    1,200               27.25           10-Jul-97          15-Jul-97
                      400             27.4375            8-Jul-97          11-Jul-97
                    3,500              27.375            8-Jul-97          11-Jul-97
                      100             27.3125            8-Jul-97          11-Jul-97
                    2,000              26.435           23-Jun-97          26-Jun-97
                    5,000              26.435           23-Jun-97          26-Jun-97




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